Filed by Decarbonization Plus Acquisition Corporation III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation III

Commission File No.: 001-40284

Date: June 17, 2021

Oliver Renick, TD Ameritrade

Just announced this week, a merger with Decarbonisation Plus, and will be coming to the market. Doug Welcome to the show, appreciate you being here, first explain to us your technology, what is the Solid State battery, and what do you want to do with it.

Doug Campbell, CEO of Solid Power

Now well first thanks for having me on your show. So, thank you. I’ll start first with just sort of a quick textbook definition of solid state battery, which is this, just as the name implies, you’re simply replacing the liquid components that you see in conventional lithium ion cells with solid. That in of itself isn’t that exciting but it’s really what solid state enables, and it’s really from Solid Power’s perspective a combination of substantial improvements in energy, improvements in high temperature stability, and improvements in safety, in comparison to today’s industry standard lithium ion batteries

Oliver Renick, TD Ameritrade

How do you differ from competitors and the overall landscape, do you need to differentiate from other solid state battery companies? We’ve seen a few that have gotten a lot of attention over the past year, or is this just a large enough scale game where you just want a piece of land to to own?

Doug Campbell, CEO of Solid Power

Now that’s a great question. No, we clearly have differentiating technology. First and foremost, we’re 100% solid, so meaning unlike some of our peer companies there is no liquid or gel component whatsoever in our cell and that’s what allows us to deliver on the high temperature stability as well as the enhanced safety benefits and then I would say the overarching differentiator is that when we established the company, our strategy was to focus on solid state batteries and all the great things they bring to the table, but we wanted to focus only on solid state battery technology that is highly manufacturable, and of course, the videos here show you that our definition of highly manufacturable is fully compatible with today’s industry standard rules for all production processes and equipment, as it’s used in production of today’s lithium ion batteries.

Oliver Renick, TD Ameritrade

Right now, do you have everything you need to build the batteries. Is this SPAC and going into public markets about raising money to build out manufacturing ability, hiring, walk me through what is next for the company is that you’ll get this cash influx?

Doug Campbell, CEO of Solid Power

Yeah absolutely, the capital that we will be raising through this transaction is strictly growth capital. So you know, today we have a megawatt hour scale roll to roll production line that essentially mirrors lithium ion production. We’re certainly going to scale that a bit, so that we can get to full scale in terms of size for the batteries for our OEM partners, and then in parallel, we’re going to be scaling rather considerably. This single material component we produce at Solid Power which is our solid electrolyte material.

Oliver Renick, TD Ameritrade

In your press release you say Ford and the BMW Group aim to utilize Solid Power’s battery technology. What does that mean, aim to utilize?

Doug Campbell, CEO of Solid Power

Essentially integrating their vehicles. So what we have executed in parallel with this transaction is very extensive, very detailed vehicle integration programs that initiates the formal automotive qualification phase in early 2022, and then really goes to the entire vehicle automotive qualification phase and then of course into vehicle introduction.

Oliver Renick, TD Ameritrade

What is the relationship with Ford and BMW? Fo they have commitments with your product right now, do they have buying commitments or integration plans from a construction perspective in the vehicles, what is the status of that relationship?

Doug Campbell, CEO of Solid Power

Yeah, first and foremost you know, no OEM is going to issue a supply contract until you have, you know you’ve been fully qualified. In the automotive world that is not trivial. So that’s essentially what we’re kicking off, but in our agreements we do indeed have a framework. It’s a Stage Gate process but it does culminate in supply agreements.

Oliver Renick, TD Ameritrade

Ok so supply agreements for Ford and BMW right now, can you give me an idea about the nature of these agreements are? If you do something they’ll pay this amount, or the timeline for them?

Doug Campbell, CEO of Solid Power

In some respects, we do have some specified volumes, but the timeline is really about really qualification. So, you know, we’ve got to get through what’s called in the industry an A sample, and a B sample validation phase in the relative near term. When I say near term, get that completed by the end of 2023. Just so your viewers are aware, successfully concluding B sample is a big deal because at that point, you have demonstrated full compliance with the full set of automotive requirements and you’re essentially designed frozen.

Oliver Renick, TD Ameritrade

Is there a revenue component to these agreements right now? Do you have revenue coming from for BMW at this moment?

Doug Campbell, CEO of Solid Power

In relative near term no because we just closed a very very substantial equity investment from them but in the mid to long term, absolutely there will be a revenue component.

Forward-Looking Statements

The information in this filing includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this filing, regarding Decarbonization Plus Acquisition Corporation III’s (“DCRC”) proposed acquisition of Solid Power, Inc. (“Solid Power”), DCRC’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this filing, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, DCRC and Solid Power disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this filing. DCRC and Solid Power caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either DCRC or Solid Power. In addition, DCRC cautions you that the forward-looking statements contained in this filing are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against DCRC or Solid Power following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of DCRC, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts DCRC’s or Solid Power’s current plans and operations as a result of the announcement of the transactions; (v) Solid Power’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Solid Power to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Solid Power’s business and the timing of expected business milestones, (ix) the effects of competition on Solid Power’s business, (x) supply shortages in the materials necessary for the production of Solid Power’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by DCRC’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Solid Power may be adversely affected by other economic, business, and/or competitive factors.

Should one or more of the risks or uncertainties described in this filing, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in DCRC’s periodic filings with the Securities and Exchange Commission (the “SEC”), including DCRC’s final prospectus for its initial public offering filed with the SEC on March 25, 2021. DCRC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Participants in Solicitation

DCRC and its directors and officers may be deemed participants in the solicitation of proxies of DCRC’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of DCRC’s executive officers and directors in the solicitation by reading DCRC’s final prospectus for its initial public offering filed with the SEC on March 25, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of DCRC’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, DCRC will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC. The Registration Statement will include a proxy statement/prospectus of DCRC. Additionally, DCRC will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of DCRC are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this filing is not incorporated by reference into, and is not a part of, this filing.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.